02018813

3/13/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED MAR 05 2002 340 WASH, D.C. SEC

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 47280

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Talented Tenth Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
676 Riverside Drive Suite 10A
(No. and Street)

New York, (City) New York (State) 10031 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carlton Banks (212) 281-1833
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolfson & Green
(Name – *if individual, state last, first, middle name*)

100 Crossways Park Dive West Suite 104 , Woodbury, New York 11797
(Address) (City) (State) (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-22-06

OATH OR AFFIRMATION

I, Carlton Banks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Talented Tenth Investments Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Feb. 28, 2002

Carlton Banks
Signature

President
Title

Velma Smalls
Notary Public

VELMA SMALLS
NOTARY PUBLIC, State of New York
NO. 01SM5017777
Qualified in New York County
Commission Expires Sept. 13, 20 05

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TALENTED TENTH INVESTMENTS, INC.

REPORTED PURSUANT TO RULE 17A-5(a)

DECEMBER 31, 2001 and 2000

Wolfson & Green

TALENTED TENTH INVESTMENTS, INC.

REPORTED PURSUANT TO
RULE 17A-5(a)

DECEMBER 31, 2001 and 2000

TABLE OF CONTENTS

WG
Wolfson & Green
Accounting • Tax Planning • Business Consulting

100 Crossways Park Drive West
Suite 104
Woodbury, New York 11797
Tel 516-496-2800
Toll Free: 866-496-1040
Fax 516-496-9282
www.wgcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
TALENTED TENTH INVESTMENTS, INC.
P.O. Box 606
Hamilton Grange Station
New York, New York 10031

We have audited the accompanying statement of financial condition for noncarrying, nonclearing and certain other brokers or dealers of TALENTED TENTH INVESTMENTS, INC., as of December 31, 2001 & 2000, and the related statements of operations, and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements were prepared for the purpose of complying with the annual reporting requirements of the National Associates of Securities Dealers, and are not intended to be a presentation in conformity with generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TALENTED TENTH INVESTMENTS, INC.as of December 31, 2001 & 2000, and the results of operations and cash flows for the year ended in conformity with the basis of accounting described in Note 1.

The accompanying financial statements have been prepared under the assumption that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has not generated operating revenue for several years resulting in losses from operations. These circumstances combined with uncertain economic conditions, create uncertainty as to the Company's ability to continue The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose if forming an opinion on the basis financial statements taken as a whole. The information contained on the 8 and 9 is presented for the purpose of additional analysis only, and is not required as part of the basic financial statements. However, this information is required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Wolfson & Green

February 21, 2002
Woodbury, New York

TALENTED TENTH INVESTMENT, INC.

Statement of Financial Condition

For the Years Ended December 31, 2001 and 1999

	2001	2000
ASSETS		
Cash	$ 4,072	$ 16,819
Loans receivable from stockholder	0	0
Investement in private placement securities	3,300	3,300
Total Assets	$ 7,372	$ 20,119
LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)		
LIABILITIES:		
Accrued expenses	$ 2,400	$ 2,400
Taxes payable	400	400
Loan from stockholder - subordinated	12,000	12,000
Total Liabilities	14,800	14,800
STOCKHOLDER'S EQUITY (DEFICIT):		
Common Stock; no par value 100 shares authorized, 10 shares issued and outstanding	1,000	1,000
Additional paid in capital	44,229	51,986
Accumulated deficit	-52,657	-47,667
Total Stockholder's Equity (Deficit)	-7,428	5,319
Total Liabilities and Stockholders Equity (Deficit)	$ 7,372	$ 20,119

TALENTED TENTH INVESTMENT, INC.

Statement of Operations

For the Years Ended December 31, 2000 and 2001

	2001	2000
Fee Income	$ 0	$ 0
Expenses:		
Professional Fees	2,400	2,400
Licensing, registration, and filing fees	1,278	5,248
Insurance	362	0
State and local taxes	400	400
Bank service charges	50	104
Miscellaneous expenses	500	0
Total Expenses	4,989	8,152
Net Loss	$ (4,989)	$ (8,152)

TALENTED TENTH INVESTMENT, INC.

Statement of Changes in Stockholder's Equity

For the Years Ended December 31, 2001 and 2000

	Total	Common Stock	Additional Paid-In Capital	Accumulated Deficit
Beginning balance - January 1, 2000	($10,516)	$1,000	$27,999	$39,515
Capital contributions for 2000	23,987		23,987	
Net loss for 2000	(8,152)			(8,152)
Ending balance - December 31, 2000	$5,319	$1,000	$51,986	$31,363
Capital contributions for 2001	(7,757)		(7,757)	
Net loss for 2001	(4,989)			(4,989)
	$ (7,427)	$ 1,000	$ 44,229	$ 26,374

TALENTED TENTH INVESTMENT, INC.

Statement of Cash Flows

For the Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$ (4,989)	$ (8,152)
Adjustment to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities		
Increase (Decrease) in accounts payable	0	400
(Decrease) in taxes payable	0	0
Net Cash From Operating Activities	(4,989)	(7,752)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	(7,757)	23,987
Loans and loan repayments from stockholder	0	3,513
Loans made to stockholder	0	0
Net Cash from Financing Activities	(7,757)	27,500
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investments	0	(3,300)
NET INCREASE (DECREASE) IN CASH	(12,746)	16,448
CASH BALANCE, BEGINNING OF YEAR	16,818	371
CASH BALANCE, END OF YEAR	$ 4,072	$ 16,819
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Federal taxes paid	$ 0	$ 0
Interest paid	$ 0	$ 0

TALENTED TENTH INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 1 - Organization and Nature of Operations

Talented Tenth, Inc. ("the Company"), was organized on July 20' 1993 in the state of New York and received its broker-dealer registration from the Securities and Exchange Commission (the "SEC") on May 11, 1994. Talented Tenth became a member of the National Assocaition of Securities Dealers, Inc. (the "NASD") on March 3, 1994. The Company's business activities are primarily related to the sale of tax sheltered investments and limited partnership interests.

The Company is a nonclearing broker based in New York City and does not carry customer accounts and does not otherwise hold funds or securities, or owe money or securities to customers. As such, the Company is exempt from SEC rule 15c3-3.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of The Company were prepared in accordance with the accounting requirements of the National Association of Securities Dealers ("NASA"), which differ somewhat from generally accepted accounting principles used by most business entities.

The NASD accounting requirements are designed to measure the net capital of the member entity. According, certain assets and liabilities are deemed "non-allowable" and are excluded from the required net capital computation.

Use of Estimates

The preparation of financial statements require management to make estimates and assumptions that effect certain reported amounts and disclosures and actual results could differ from those estimated.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements on a current basis only because the Company has no permanent or temporary Differences between book and taxable income which would generate deferred taxes. The Company has no taxable income in 2001 or 2000; therefore there is no provision for federal taxes.

TALENTED TENTH INVESTMENTS, INC.

NOTES TO THE FINANCIAL STATEMENT

DECEMBER 31, 2001 and 2000

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the company considers all short-term debt securities and all other investments with maturities of three months or less to be cash equivalents.

Investment in Private Placement Securities

In April of 2000, the Company purchased 300 shares of The NASDAQ Stock Market, Inc. at $11 per share in a private placement offering. The investment has been recorded at cost. The book value of the securities as of December 31, 2000 is $13 per share as computed by The NASDAQ Stock Market, Inc. Under the terms of the offering, certain restrictions were placed on the sale or transfer of the stock. As of the date of these financial statements, the stock has no market and is carried as a non-allowable asset and is carried as a non-allowable asset.

Note 3 - Transactions with Related Parties

Administrative Services Agreement

Talented Tenth Investment, Inc.utilizes office space and receives administrative services from the sole stockholder. There is no written agreement between the parties and the Company was not charged for these services for the years ended December 31, 2000 and 2001.

Loan Payable to Stockholder – Subordinated

The Company borrowed $12,000 from its sole stockholder on December 15, 1998 under the subordination agreement approved by the National Association of Securities Dealers, Inc. The note is a non-interest bearing note that matures on August 14, 2002. Payments of principal on the note are prohibited unless prior authorization is received from the NASD. The note is available in computation of the net capital under the SEC'S uniform net capital rule. The accompanying financial statements contain no provision for interest expense on this loan.

TALENTED TENTH INVESTMENTS, INC.

NOTES TO THE FINANCIAL STATEMENT

DECEMBER 31, 2001 and 2000

Note 4 – Going Concern

The Company has not earned any revenue from operations in the past several years and is dependent upon loans and capital contributions from the sole stockholder to meet operating expenses. These factors as well as the uncertain economic conditions facing the brokerage industry create uncertainty as to the Company's ability to continue as a going concern. Management is developing a plan, which, if successful, will bring operating revenue to the Company. The ability of the Company to continue is dependent upon the success of this plan. These financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Note 5 – Violation of Minimum Capital Requirements

As of December 31, 2001, The Company's net capital was below the minimum required by the SEC uniform net capital rule 15c3-1.

TALENTED TENTH INVESTMENT, INC.

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

As of December 31, 2001 and 2000

COMPUTATION OF NET CAPITAL

		2001		2000
NET CAPITAL				
STOCKHOLDER'S EQUITY (DEFICIT)	$	(4,628)	$	5,319
Less: assets non-allowable in computation of net capital		0		0
Add: liabilities subordinated to claims of general creditiors allowable in computation of net capital		12,000		12,000
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES		7,372		17,319
LESS: HAIRCUTS ON SECURITY POSITIONS		0		0
LESS: NONALLOWABLE ASSETS		(3,300)		(3,300)
NET CAPITAL	$	4,072	$	14,019

COMPUTATION OF MINIMUM NET CAPITAL

		2001		2000
Minimum Net Capital, greater of one-fifteenth of aggregate indebtedness or $5,000	$	5,000	$	5,000
NET CAPITAL SURPLUS (DEFICIENCY)	$	(928)	$	9,019
AGGREGATE INDEBTEDNESS				
Accrued expenses	$	2,400	$	2,400
Taxes payable		400		400
	$	2,800	$	2,800
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.68 to 1		.20 to 1